UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*

Heliogen, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

42329E105
(CUSIP Number)

TAYLOR FRANKEL c/o PRIME MOVERS LAB P.O. Box 12829 Jackson, Wyoming 83002 (307) 203-5036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,270,403
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,270,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,270,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (1)
14	TYPE OF REPORTING PERSON

PN

1	The percentages used herein and in the rest of this Schedule 13D are calculated based on 195,775,938 shares of common stock outstanding as of March 23, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023.

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,270,403
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,270,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,270,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Heliogen PML SPV 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,668,457
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,668,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,668,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,917
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,675,374
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,675,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,675,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Dakin Sloss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,945,777
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

23,945,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,945,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement on Schedule 13D (as amended, the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) relating to the common stock, par value $.0001 per share of Heliogen, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). This Amendment amends and supplements the Statement originally filed on February 13, 2023 with the Commission. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

(a)                This statement is filed by:

(i)	Prime Movers Lab Fund I LP, a Delaware limited partnership (“PML”), with respect to the Shares directly and beneficially owned by it;
(ii)	Prime Movers Lab GP I LLC, a Delaware limited liability company (“PML GP I”), as the general partner of PML.
(iii)	Heliogen PML SPV 1 LP, a Delaware limited partnership (“Heliogen PML”), with respect to the Shares directly and beneficially owned by it;
(iv)	Prime Movers Lab Fund II LP, a Delaware limited partnership (“PML Fund II”), with respect to the Shares directly and beneficially owned by it;
(v)	Prime Movers Lab GP II LLC, a Delaware limited liability company (“PML GP II”), as the general partner of Heliogen PML and PML Fund II;
(vi)	Prime Movers Lab Fund III LP, a Delaware limited partnership (“PML Fund III”);
(vii)	Prime Movers Lab GP III LLC, a Delaware limited liability company (“PML GP III”), as the general partner of PML Fund III;
(viii)	Prime Movers Lab LLC, a Delaware limited liability company (“PML LLC”), as the managing member of PML GP I, PML GP II, and PML GP III;
(ix)	Dakin Sloss, as manager of PML GP I, PML GP II and PML LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of the Reporting Persons is P.O. Box 12829, Jackson, Wyoming 83002.

(c) The principal business of each of PML, PML GP I, PML Fund II, PML GP II, PML Fund III, PML GP III and PML LLC is investing in securities. The principal business of Heliogen PML is investing in securities of the Issuer. The principal occupation of Mr. Sloss is serving as the manager of PML GP I, PML GP II and PML LLC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sloss is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity.

The Reporting Persons were extremely surprised and deeply disappointed to learn that the Issuer’s Founder, Chairman and Chief Executive Officer (“CEO”),  William Gross, was terminated by the board of directors of the Issuer (the “Board”) on February 5, 2023, and that the Board had appointed the Issuer’s then-serving Chief Financial Officer, Christiana Obiaya, as the Issuer’s CEO despite her not having any prior CEO experience. Upon reviewing the resignation letter from Mr. Gross, the Reporting Persons became highly concerned by the process that led to these recent Board decisions and reserve the right to investigate whether any such decisions may have been motivated by personal political biases rather than an objective consideration of the best interests of shareholders. The Reporting Persons believe that shareholder representation is desperately needed in the boardroom following Mr. Gross’s departure and the Reporting Persons have been engaging in discussions with the Board about such representation.

The Reporting Persons have also expressed to the Board their views regarding the Issuer continuing as a public company given its early stage of commercialization. The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and a potential sale involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers and financing sources, regarding the Issuer and the Reporting Persons’ investment in the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

Each of the Reporting Persons reserves the right to formulate plans and/or proposals and to take such actions with respect to such Reporting Person’s investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.  Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional Shares, disposing of some or all of Shares and any other actions described herein.

On April 13, 2023, Continuum Renewables, Inc., a Delaware corporation (“CRI”), delivered to the Board a letter setting forth a non-binding proposal (the “Proposal”) for CRI to acquire all of the outstanding capital stock of the issuer for a purchase price of $0.40 per share of Common Stock in cash. PML Fund III is a significant investor in CRI.  A copy of the Proposal is filed as Exhibit 99.2 to Amendment No. 1, and the information set forth in the Proposal is incorporated by reference herein.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting Shares from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure. No assurances can be given that the transaction contemplated by the Proposal (or any potential transaction involving any Reporting Person) and the Issuer will be consummated, or, if a transaction is undertaken, as to its terms or timing. Each Reporting Person reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.	Interest in Securities of the Issuer.

Items 4(a) – (b)  are hereby amended to reflect the responses to Item 5 on each cover page.

As a result of the Proposal, the Reporting Persons may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder, with William Gross, Idealab, a California corporation (“Idealab”), Idealab Holdings, LLC, a Delaware corporation (“Idealab Holdings”), and CRI (collectively, “Idealab”). Accordingly, the “group” may be deemed to beneficially own (and may be deemed to have shared voting and dispositive power over) an aggregate of 51,099,409 shares of Common Stock (including 8,570,039 shares upon the exercise of options within 60 days of April 13, 2023 beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power), representing approximately 26.1% of the outstanding shares of Common Stock as of March 23, 2023. The number of shares of Common Stock that may be beneficially owned by the group is based solely on the Schedule 13D/A filed by Idealab with the Commission on April 13, 2023. The filing of this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Idealab and PML Fund III are investors in CRI and own, as of the date of this Amendment No. 1, interests representing approximately 41.1% and 33.8% of the outstanding common stock of CRI, respectively, on an as-converted basis. Idealab, PML Fund III and CRI have entered into an investor rights agreement and a voting agreement pursuant to which, among other things, (i) Idealab has the right to appoint two members of the Board of Directors of CRI, (ii) PML Fund III has the right to appoint one member of the Board of Directors of CRI, and (iii) Idealab and PML Fund III have agreed to vote their interests in a manner to ensure the election of such members. Pursuant to such provisions, Mr. Gross and Marcia Goodstein of Idealab and Mr. Sloss, who also serves as the manager of the general partner of PML Fund III, each serves as a director of CRI. The certificate of incorporation of CRI contains certain “protective provisions” that prevent CRI from taking certain actions, including the incurrence of certain indebtedness, without the consent of each of Idealab and PML Fund III. The foregoing agreements do not require Idealab and PML Fund III to act in concert on any matters relating to the Issuer, including with respect to the voting or disposition of any Common Stock of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1            Joint Filing Agreement, dated April 13, 2023

99.2            Proposal, dated April 13, 2023, from CRI to the Board of Directors of the Issuer

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

PRIME MOVERS LAB FUND I LP

By:	Prime Movers Lab GP I LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP I LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

HELIOGEN PML SPV 1 LP

By:	Prime Movers Lab GP II LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND II LP

By:	Prime Movers Lab GP II LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND III LP

By:	Prime Movers Lab GP III LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP III LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB LLC

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

/s/ Dakin Sloss
Dakin Sloss

Exhibit 99.1
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of April 13, 2023.

PRIME MOVERS LAB FUND I LP

By:	Prime Movers Lab GP I LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP I LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

HELIOGEN PML SPV 1 LP

By:	Prime Movers Lab GP II LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND II LP

By:	Prime Movers Lab GP II LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND III LP

By:	Prime Movers Lab GP III LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP III LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB LLC

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

/s/ Dakin Sloss
Dakin Sloss

Exhibit 99.2

VIA E-MAIL AND FEDEX DELIVERY

April 13, 2023

Board of Directors
Heliogen, Inc.
130 West Union Street
Pasadena, CA 91103

Dear Members of the Board of Directors:

Continuum Renewables, Inc. (“CRI”) is pleased to submit this non-binding proposal to acquire 100% of the capital stock of Heliogen, Inc. (“Heliogen” or the “Company”) for cash consideration of $.40 per share of common stock. Our proposal, which is based on publicly available information, represents a premium of 60% to the Company’s closing stock price yesterday, April 12, 2023, and a premium of approximately 70% over the Company’s unaffected volume-weighted average price over the last month.

We strongly believe that our proposal represents a compelling opportunity to provide certain and fair value to the Company’s stockholders while eliminating risks associated with the current market and economic environment as well as the Company’s highly uncertain operating prospects.

Continuum Renewables, Inc., a Delaware corporation with offices in Winter Park, FL and Pasadena, CA, was co-founded by me, a 30+-year energy industry executive, and 30+-year entrepreneur Bill Gross of Idealab and Idealab Studio (collectively, “Idealab”). Our largest investors are Prime Movers Lab (‘PML”) and Idealab Studio, LLC.  Idealab and Prime Movers Lab, directly or through their respective affiliates, collectively hold a 26%1 interest in Heliogen’s outstanding shares of common stock.

I am CRI’s Chief Executive Officer and Bill Gross serves on its Board of Directors.  I have spent my entire career developing and commercializing new energy technologies and products and have over a decade of experience leading energy businesses including General Electric Thermal Power and Mitsubishi Power Americas. My teams and I have launched and commercialized some of the power industry’s most successful products. Bill Gross is Heliogen’s founder and visionary. Together, we possess an intimate knowledge of the Company, and we are confident in our ability to close the proposed transaction in an efficient and expeditious manner.

We are confident we can access the capital necessary to complete the proposed transaction and we will not require any financing condition in the definitive agreements relating to the transaction. We do not anticipate any antitrust or other regulatory issues that could extend the normal timetable for completing a transaction of this nature. We have retained Winston & Strawn LLP as legal counsel in connection with this proposed acquisition. Our proposal is subject to execution of a definitive transaction agreement and completion of confirmatory due diligence review of the Company, which we are prepared to commence immediately. Given our extensive history with the Company, we expect that our due diligence will be expedited and highly focused, provided we receive the Company’s cooperation and appropriate access to management and the requisite information. We are particularly interested in assessing the current and projected cash burn rate, to assess the projected cash position on the close date of this proposed transaction.  Based on the results of such confirmatory diligence, and a better understanding of the Company’s willingness to proceed with a transaction in a timely manner, we would be prepared to discuss a potential increase in our proposed purchase price.

The Company’s March 28th earnings call and related disclosures, including the decision to suspend guidance on future financial performance and to initiate cost cutting measures to address an extended and uncertain path to liquidity, highlight the operating challenges confronting the Company. Given this uncertainty, we do not believe the recently filed registration statement relating to the Company’s potential issuance up to $150 million in securities represents a viable financing strategy, and in fact, presents a more certain likelihood of costly dilution to existing stockholders.

Consistent with the Board’s obligation to engage in earnest to maximize stockholder value, we request that the Company promptly contact us to arrange for an opportunity to discuss our proposal. We stand ready to enter into an appropriate confidentiality agreement to commence our due diligence immediately. If you have any questions or require additional information regarding our proposal, please do not hesitate to contact me:

Paul F. Browning Chief Executive Officer Continuum Renewables, Inc.

Given their respective ownership interests in CRI and the Company, Idealab and PML are required to publicly file this letter under applicable federal securities laws. We sincerely hope that the Board will work with us to maximize value for all Heliogen stockholders, and we look forward to receiving a response in an expeditious manner.

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/s/ Paul F. Browning
Paul F. Browning
CONTINUUM RENEWABLES, INC.

1 Based on reported aggregate amount of beneficially owned shares reported on Schedule 13 filings of William Gross and Dakin Sloss with percentage calculated based upon 195,775,938 shares of common stock outstanding as of March 23, 2023, as disclosed in the Company’s December 31, 2022, Form 10K filed March 29, 2023.